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Thomas Friedmann thomas.friedmann@dechert.com +1 617 728 7120 Direct +1 617 275 8389 Fax

August 14, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward P. Bartz

Re:	WhiteHorse Finance, Inc.
Registration Statement on Form N-2
File Numbers 333-196436; 814-00967

Ladies and Gentlemen:

On August 14, 2015, WhiteHorse Finance, Inc., a Delaware corporation (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) Post-effective Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form N-2 filed by the Fund with the Commission on June 2, 2014 (File Number 333-196436) (the “Registration Statement”). On behalf of the Fund, we hereby respond to the comments raised by the staff of the Commission (the “Staff”) pursuant to telephone calls on July 6, 2015 and July 7, 2015, between Edward P. Bartz of the Staff and Thomas J. Friedmann of Dechert LLP, outside counsel to the Fund. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. Except as provided in this letter, terms used in this letter have the meanings given to them in the Registration Statement.

Prospectus Cover Page

1.	Delete the parenthetical in the last sentence of the first paragraph stating that the approximate amount of capital under management of H.I.G. Capital, L.L.C. as of March 31, 2015 was “based on capital commitments” and restate the amount of capital under management of H.I.G. Capital, L.L.C. as of such date (or a more recent date) excluding undrawn commitments of capital.

Response: As discussed, the Fund respectfully submits that a restatement of the amount of capital under management by H.I.G. Capital, L.L.C. based upon the actual amount of capital drawn and funded as of the applicable date would be inconsistent with the disclosure requirements of Form ADV (which requires inclusion of undrawn commitments of capital in the calculation of assets under management). The Fund has revised the applicable disclosure to be consistent with the amount of assets under management as calculated for Form ADV.

United States Securities and Exchange Commission August 14, 2015 Page 2

2.	Include in your response letter to the comments of the Staff to be filed with Amendment No. 2 a supplemental undertaking that the Fund will only issue debt securities titled “senior” debt if there exists other outstanding debt on the date of issuance which is subordinated in right of payment to the securities being issued.

Response: As requested, the Fund hereby agrees that, in the future, it will only issue debt securities titled “senior” debt if there exists other outstanding debt on the date of issuance which is subordinated in right of payment to the securities being issued.

3.	Explain why no preliminary proxy was filed by the Fund with the Commission in connection with the Fund’s proposal to its stockholders in connection with its 2014 proxy solicitation to be permitted to issue shares of common stock at a price below the net asset value (“NAV”) per share subject to certain limitations.

Response: The Fund acknowledges that it should have filed a preliminary proxy with the Commission prior to soliciting proxies from its stockholders in connection with its 2014 annual meeting of stockholders. The Fund identified this oversight in preparing its 2015 proxy statement and submitted a preliminary proxy for review by the Commission prior to soliciting proxies from its stockholders for its 2015 stockholders’ meeting, as is appropriate under the guidance of the Staff in connection with non-routine matters such as approval of the appointment of an independent audit firm and election of directors. The Fund hereby confirms to the Staff that, while the stockholders of the Fund did approve by the margin required under the 1940 Act the Fund’s proposal to be able to issue and sell shares of common stock at a price below NAV, the Fund did not utilize such flexibility during the period covered by such approval. The Fund hereby undertakes to file a preliminary proxy statement for review by the Staff of the Commission in connection with any future submission to stockholders of any non-routine matters.

4.	Include in your response letter to the comments of the Staff to be filed with Amendment No. 2 a supplemental undertaking (1) to file as an exhibit to the Registration Statement an unqualified opinion of counsel with respect to the legality of any class of securities registered under the Registration Statement and (2) to make appropriate filings with the Financial Industry Regulatory Authority (“FINRA”) so as to qualify with FINRA any underwritten offerings of securities registered under the Registration Statement.

United States Securities and Exchange Commission August 14, 2015 Page 3

Response: The Fund hereby undertakes (1) to file as an exhibit to the Registration Statement an unqualified opinion of counsel with respect to the legality of any class of securities registered under the Registration Statement and (2) to make appropriate filings with FINRA so as to qualify any underwritten offerings of securities registered under the Registration Statement.

Fees and Expenses Table

5.	In the item on the table captioned “Base management fees, net of fees waived,” delete the words “net of fees waived” and revise the amount shown in the table for such item on a gross basis excluding the effect of any fee waivers.

Response: As requested, the Fund has restated the captioned item in the Fees and Expenses Table and revised in Amendment No. 2 the amount of base management fees incurred by the Fund to the Adviser during the applicable period on a gross basis without giving effect to any fee waiver then in effect.

6.	Review and revise the amounts shown in the Example following the Fees and Expenses Table for the periods indicated as well as in the disclosure immediately following such Example.

Response: As requested, the Fund has recalculated and revised the amounts set forth in the Example following the Fees and Expenses Table as well as in the disclosure following the Example.

7.	Disclose that the Example following the Fees and Expenses Table does not include any sales load. Further confirm supplementally that if, in the future, the Fund issues and sells any shares of common stock to which the Fees and Expenses Table relates with a sales load, the Fund will include in the prospectus supplement related to such issuance a revised example that reflects the effect of such sales load.

Response: As requested, the Fund has added disclosure in the Example following the Fees and Expenses Table stating that the amounts shown do not include any sales load. The Fund hereby confirms supplementally that if, in the future, the Fund issues and sells any shares of common stock under the Registration Statement with a sales load, the Fund will include in the prospectus supplement related to such issuance a revised example that reflects the effect of such sales load.

United States Securities and Exchange Commission August 14, 2015 Page 4

Risk Factors

8.	Under the caption “Risk Factors—Risks Relating to an Investment in our Common Stock—There is a risk that investors in our equity securities may not receive distributions or that our distributions may not grow over time and a portion of our distributions may be a return of capital,” please add back the sentence which appeared in the prior shelf registration statement of the Fund stating, “A return of capital is a return to investors of a portion of their original investment in the Company rather than income or capital gains.”

Response: As requested, the Fund has added the requested disclosure.

Distributions

9.	Add a separate column to the right side of the table under the caption “Distributions” setting forth the estimated return of capital, if any, for each period. If such return of capital is not available for interim periods, include annual sums/totals for each annual period covered by the table.

Response: The Fund respectfully submits that there has been no return of capital for any period presented in the table. Accordingly, the Fund has disclosed immediately after the table that, for all periods presented, there was no return of capital included in any distribution. If, in the future, the Fund experiences a return of capital, it will add a separate column to the table enumerating the amount of such return of capital.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

10.	In the section captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Results of Operations” and in the Fund’s future financial statements, disclose the amount of total investment income of the Fund that is non-recurring and describe the impact of non-recurring fee income on the Fund’s net investment income and yield. See the Minutes of the AICPA Expert Panel Meeting of September 16, 2014.

Response: As requested, the Fund has included under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” the amount of total investment income of the Fund that is non-recurring. The Fund respectfully submits that it does not include non-recurring fee income in its calculation of yield and that any non-recurring fee income is treated as a one-time fee.

United States Securities and Exchange Commission August 14, 2015 Page 5

Price Range of Common Stock

11.	Revise the table set forth under the caption “Price Range of Common Stock,” to correctly indicate that each entry under the columns Premium/(Discount) of High Sales price to NAV and (Discount) of Low Sales Price to NAV has a parenthetical around it, reflecting a negative percentage.

Response: As requested, the Fund has revised the Price Range of Common Stock table to reflect correctly which percentages are negative. Additionally, the Fund has disclosed immediately after the table that, for all periods presented, there was no return of capital included in any distribution.

Sales of Common Stock Below Net Asset Value

12.	In the tables under the captions, “Sales of Common Stock Below Net Asset Value —Impact on Existing Stockholders who do not Participate in the Offering” and “—Impact on New Investors,” add an additional column indicating the effect of a 25% Offering at a 100% Discount to NAV. Alternatively, state affirmatively that the Fund will not offer below a certain percentage discount and include an example reflecting such discount and a 25% offering.

Response: As requested, the Fund has added an additional column to the tables specified above setting forth the effect of a 25% Offering at a 100% Discount to NAV. The Fund has also added disclosure stating that such example is included for illustrative purposes only and that its directors would be unable to approve such an offering under Delaware law.

Portfolio Companies

13.	Under the caption “Portfolio Companies,” include more a more detailed description of each portfolio company that exceeds five percent of the Fund’s assets. See Instruction 1 to Item 6A of Form N-2.

Response: As requested, the Fund has provided additional information regarding the specified portfolio companies.

14.	With respect to the portfolio company NMFC Senior Loan Program I LLC, explain why the Fund has not marked this investment as an affiliate of the Fund in the Table of Investments and in the Consolidated Schedule of Investments included in the Fund’s financial statements and why information required under Item 12-14 under Regulation S-X for the periods ended December 31, 2014 and March 31, 2015 is not included with respect to such investment. In addition, the Staff notes that two other investors in this portfolio company, both of which are business development companies (Business Development Corporation of America (“BDCA”) and New Mountain Finance Corporation (“New Mountain”)), have determined that the fair value of this investment is less than its initial cost. Explain supplementally in the Fund’s response to these comments why the Fund continues to value this investment at cost.

United States Securities and Exchange Commission August 14, 2015 Page 6

Response: As requested, the Fund has revised its Table of Investments and Consolidated Schedule of Investments to reflect the fact that NMFC Senior Loan Program I LLC is an affiliate and has included appropriate disclosure regarding such investment in the Table of Investments and in the Consolidated Schedule of Investments for the period ended June 30, 2015. In addition, the Fund undertakes to include such additional information with respect to this investment in its annual financial statements in future periods for as long as such investment exceeds the applicable reporting threshold. The Fund respectfully submits that its adviser and the board of directors of the Fund determined that, in accordance with the Fund’s established valuation procedures, the fair value of this portfolio company as of June 30, 2015 was the same as the Fund’s cost basis in such portfolio company. The Fund notes that the valuations for this investment determined by BDCA and New Mountain as of June 30, 2015, while lower than the fair value determined by the Fund, did not significantly differ from such fair value. Additionally, NMFC was selected for independent third party valuation for the quarter ended June 30, 2015, which valuation was consistent with that of the Fund’s adviser and considered by the Fund’s board of directors in its determination of the Fund’s net asset value, and modifications to the fair value of NMFC are reflected in the Fund’s interim financial statements for the three months ended June 30, 2015.

15.	Include in footnote 7 to the Table of Investments the total percentage of assets of the Fund that did not qualify as investments in eligible portfolio companies for the period ended June 30, 2015 and in all future periods. Also include such disclosure in the equivalent footnote to the Consolidated Schedule of Investments in the Fund’s financial statements in future periods.

Response: As requested, the Fund has added to its Table of Investments the total percentage of Fund investments that were not in eligible portfolio companies as of June 30, 2015 and undertakes to include such disclosure for each relevant balance sheet date in the Table of Investments and in the Consolidated Schedule of Investments included in the Fund’s financial statements.

16.	With reference to Note 7 in the Notes to Consolidated Financial Statements of the Fund, please provide the following information:
a.	Does the Fund treat its unfunded commitments as senior securities and, if not, explain why?
b.	If the Fund does not treat its unfunded commitments as senior securities, confirm that the Fund has cash or other liquid assets sufficient to cover the aggregate amount of its unfunded commitments outstanding as of the relevant balance sheet date.
c.	Confirm that the Fund will not issue and sell additional securities under the Registration Statement unless, at the time of such issuance and sale, the Fund has cash or other liquid assets sufficient to cover its unfunded commitments then outstanding.
d.	Alternatively, if the Fund has determined that its unfunded commitments are senior securities, confirm that the Fund does and will, at the time of any issuance and sale of securities under the Registration Statement, comply with the 200% asset coverage test set forth in Section 61(a) under the 1940 Act.
e.	Provide supplementally the mathematics supporting the Fund’s representations with respect to this Comment 16.

United States Securities and Exchange Commission August 14, 2015 Page 7

Response: The Fund respectfully submits that unfunded commitments of the types provided for in loan agreements with its portfolio companies are not, and should not be treated as, senior securities for purposes of determining the Fund’s compliance with the provisions of the 1940 Act and the rules and regulations thereunder. However, without conceding this point, the Fund hereby confirms that, as of June 30, 2015 (the date of the Fund’s most recent balance sheet), the Fund complied with the 200% asset coverage test set forth in Section 61 of the 1940 Act. As of such date, the Fund had total assets of $422.3 million and total liabilities and indebtedness (other than indebtedness represented by senior securities) of $11.5 million. As of such date, the Fund had unfunded commitments outstanding of $18.0 million. Thus, the ratio of the Fund’s total assets less total liabilities and indebtedness not represented by senior securities ($410.7 million) to senior securities representing indebtedness and unfunded commitments outstanding on such date ($203.5 million) was 201.8%.

As requested, the Fund hereby undertakes not to issue and sell any securities registered under the Registration Statement unless, at the time of such issuance and sale, the Fund either (i) has sufficient cash and/or liquid assets (i.e., cash and cash equivalents and liquid equities and debt securities that can be sold or disposed of in the ordinary course within seven days at approximately the value at which the asset is valued by the Fund) to cover the amount of any unfunded commitments then outstanding or (ii) meets the 200% asset coverage test set forth in Section 61 of the 1940 Act assuming, for purposes of such test, that any outstanding unfunded commitments as of such date are senior securities.

The Fund reserves the right to modify this undertaking if, at a future time, the Staff modifies its policy with respect to the treatment of unfunded commitments in a manner that provides the Fund with additional flexibility.

The Fund’s calculations of its asset coverage ratio as of December 31, 2014 and June 30, 2015 are attached as Exhibit A hereto.

United States Securities and Exchange Commission August 14, 2015 Page 8

17.	Include in the Fund’s Table of Investments and in the Consolidated Schedule of Investments included in the Fund’s future financial statements a statement as to the aggregate unfunded commitments of the Fund, together with separate listing of the amount of each outstanding unfunded commitment as of the applicable balance sheet date. See Minutes of the AICPA Expert Panel Meeting, January 2006.

Response: The Fund has included disclosure regarding its aggregate unfunded commitments as of each applicable balance sheet date in the footnotes to its Table of Investments and in the notes to the consolidated financial statements of the Fund. The Fund undertakes to provide a separate listing of the amount of each outstanding unfunded commitment as of the applicable balance sheet date in the notes to all future consolidated financial statements of the Fund.

18.	In Note 9 to the Consolidated Financial Statements in the Registration Statement and the Annual Report on Form 10-K of the Fund for the period ended December 31, 2014, the Fund did not properly disclose the Fund’s cost of assets, gross unrealized gain and gross unrealized loss, in each case on a tax basis, as required by footnote 8 to Section 12-12 of Regulation S-X. Include an undertaking to disclose such amounts in all future audited consolidated financial statements of the Fund.

Response: As requested, the Fund hereby undertakes to disclose its cost of assets, gross unrealized gain and gross unrealized loss on a tax basis as required by footnote 8 to Section 12-12 of Regulation S-X in all future audited consolidated financial statements of the Fund.

19.	The Staff could not locate the Senior Securities Table in the Consolidated Financial Statements of the Fund included in the Registration Statement and notes that such table is a required disclosure and must be referenced in the report of the independent registered public accountants of the Fund.

Response: As requested, the Fund has included the Senior Securities Table in the Consolidated Financial Statements of the Fund in Amendment No. 2.

United States Securities and Exchange Commission August 14, 2015 Page 9

20.	File as correspondence on the EDGAR system the response letter of the Fund to the comments of the Staff submitted to the Staff on June 17, 2015.

Response: As requested, the Fund has filed the June 17, 2015 response letter to the Staff’s comments on the EDGAR system.

* * * * * * * * * *

The Fund hereby acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (3) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3313 (or by email at thomas.friedmann@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

Cc:	Jay Carvell, WhiteHorse Finance, Inc.
David J. Harris, Dechert LLP

Exhibit A

	June 30, 2015	December 31, 2014
	(in thousands)
Balance Sheet

Total assets	422,291	426,842

Distributions payable	5,319	5,319
Management fees payable	5,442	5,006
Accounts payable and accrued expenses	787	659
Liabilities and indebtedness (other than indebtedness represented by senior securities)	11,548	10,984

Credit facility	100,500	105,500
Senior notes	30,000	30,000
Unsecured term loan	55,000	55,000
Senior securities	185,500	190,500

Total liabilities	197,048	201,484

Indebtedness

Total assets	422,291	426,842
Liabilities and indebtedness (other than indebtedness represented by senior securities)	(11,548)	(10,984)
A	410,743	415,858

Senior securities representing indebtedness	185,500	190,500

Ratio of A to Senior securities representing indebtedness	221%	218%

Modified Indebtedness
Total assets	422,291	426,842
Liabilities and Indebtedness (other than indebtedness represented by senior securities)	(11,548)	(10,984)
C	410,743	415,858

Senior securities representing indebtedness	185,500	190,500
Unfunded commitments	18,000	20,500
D	203,500	211,000

Ratio of C to D	202%	197%